UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Publicly-held company with authorized capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
State Enrollment Number (“NIRE”) # 35300332067

MINUTES OF THE MEETING
OF THE BOARD OF DIRECTORS HELD ON OCTOBER 27, 2009

PLACE, DATE AND TIME: October 27, 2009, at 6:00 p.m., at Banco Santander (Brasil) S.A.´s (“Banco Santander” or the “Company”) head office, located at Rua Amador Bueno, 474, São Paulo/SP.

ATTENDANCE: The undersigned members of the Board of Directors were present at the meeting, which was chaired by Mr. Fabio Colletti Barbosa, who asked me, Marco Antônio Martins de Araújo Filho, to act as the secretary. Absent, by justified reasons, Mr. Gabriel Jaramillo Sanint.

SUMMON: The meeting was duly convened in accordance to article 16 of the Company’s bylaws.

AGENDA: To opine about the Company´s financial statements for the third quarter of 2009, in the form and content as proposed by the Company’s Board of Officers, in accordance to the Board of Officers Meeting held on today, at 3:00 p.m.

RESOLUTIONS: After examining the matters of the agenda, the undersigned members of the Board of Directors approved by unanimous vote and without restrictions, the Company´s financial statements for the third quarter of 2009, in the form and content as proposed by the Company’s Board of Officers, in accordance to the Board of Officers Meeting held on today, at 3:00 p.m., which were object of the accounting firm report without qualification. The members of the Board of Directors authorized the release of the approved documents by remittance to the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - CVM), to BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and to the Securities and Exchange Commission - SEC.

CLOSING: There being nothing further to be resolved, the Meeting was closed and these Minutes were prepared and signed by the following attendees: Fabio Colletti Barbosa – Charman and Luiz Carlos da Silva Cantidio Júnior – Vice-Chairman.

This is a true transcript of the Minutes kept in the Company´s Board of
Directors book of minutes.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 27, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

By:	/S/ Marcos Matioli de Souza Vieira
Marcos Matioli de Souza Vieira Executive Director